                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                                Amendment No. 3


                               KeraVision, Inc.
                 --------------------------------------------
                               (Name of Issuer)



                         Common Stock, $.001 par value
                 --------------------------------------------
                        (Title of Class of Securities)




                                   492061106
                        ------------------------------
                                (CUSIP Number)




                               Page 1 of 5 Pages

---------------
CUSIP NO.
492061106
---------------

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Goldman, Sachs & Co.

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

                                                        (a) _____
                                                        (b) _____

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Citizenship or place of Organization

             New York
--------------------------------------------------------------
Number of              5.       Sole Voting Power
Shares
Beneficially                         0
                     -----------------------------------------
Owned By               6.       Shared Voting Power
Each
Reporting                            2,322,404
                     -----------------------------------------
Person With            7.       Sole Dispositive Power

                                     0
                     -----------------------------------------
                       8.       Shared Dispositive Power

                                     2,322,404
                     -----------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

               2,322,404
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

               18.5%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

               BD-PN-IA
--------------------------------------------------------------------------------



                               Page 2 of 5 Pages

---------------
CUSIP NO.
492061106
---------------

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Goldman Sachs Group, L.P.

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

                                                        (a) _____
                                                        (b) _____

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Citizenship or place of Organization

             Delaware
--------------------------------------------------------------
Number of              5.       Sole Voting Power
Shares
Beneficially                         0
                     -----------------------------------------
Owned By               6.       Shared Voting Power
Each
Reporting                            2,322,404
                     -----------------------------------------
Person With            7.       Sole Dispositive Power

                                     0
                     -----------------------------------------
                       8.       Shared Dispositive Power

                                     2,322,404
                     -----------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

               2,322,404
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

               18.5%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

               HC-PN
--------------------------------------------------------------------------------



                               Page 3 of 5 Pages

Item 4.         Ownership.*

        (a).    Amount beneficially owned:
                See the response(s) to Item 9 on the attached cover page(s).

        (b).    Percent of Class:
                See the response(s) to Item 11 on the attached cover page(s).

        (c).    Number of shares as to which such person has:

                (i).    Sole power to vote or to direct the vote:
                                See the response(s) to Item 5 on the attached
                                 cover page(s).

                (ii).   Shared power to vote or to direct the vote:
                                See the response(s) to Item 6 on the attached
                                 cover page(s).

                (iii).  Sole power to dispose or to direct the disposition of:
                                See the response(s) to Item 7 on the attached
                                 cover page(s).

                (iv).   Shared power to dispose or to direct the disposition of:
                                See the response(s) to Item 8 on the attached
                                 cover page(s).


Item 10.        Certification.
                By signing below I certify that, to
                the best of my knowledge and belief,
                the securities referred to above were
                acquired in the ordinary course of
                business and were not acquired for
                the purpose of and do not have the
                effect of changing or influencing the
                control of the issuer of such
                securities and were not acquired in
                connection with or as a participant
                in any transaction having such
                purpose or effect.


--------------------
* The Goldman Sachs Group, L.P. ("GS Group") and Goldman, Sachs & Co. ("Goldman Sachs") each disclaim beneficial ownership of the Common Stock beneficially owned by managed accounts.


                               Page 4 of 5 Pages

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 10, 1998


                                    THE GOLDMAN SACHS GROUP, L.P.


                                    By:   /s/ Roger S. Begelman
                                        -----------------------------
                                    Name:   Roger S. Begelman
                                    Title:  Attorney-in-fact



                                    GOLDMAN, SACHS & CO.


                                    By:   /s/ Roger S. Begelman
                                        -----------------------------
                                    Name:   Roger S. Begelman
                                    Title:  Attorney-in-fact



                               Page 5 of 5 Pages